Exhibit 99.6

CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: Technical Report for the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado Copper Projects, Region III, Chile having an effective date of October 6, 2014 and readdressed to Franco-Nevada (Barbados) Corporation and Franco-Nevada Corporation on March 20, 2015.

I, Gary Poxleitner, do hereby certify that:

1)	I am a Principal Consultant (Mining Engineering) with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at Suite 101, 1984 Regent Street South, Sudbury, Ontario, Canada;

2)

I am a graduate of the Laurentian University in Sudbury, Ontario in 1991, I obtained a Bachelor of Engineering degree. I have practiced my profession continuously since 1991. I have 23 years of both operations and engineering underground experience. I have worked primarily in underground mines including blast hole open stope and narrow vein mining in commodities such as base metals, gold, silver, diamonds, salt, copper and uranium. I have managed complex studies, including mine optimization; budgeting and cost estimation; economic evaluations; due diligence and independent review; as well as mine audits. I have also been engaged in the process of converting Mineral Resources to Mineral Reserve estimates. Following graduation I was employed with El-Equip, in mine communication automation and with Anrep in engineering. Starting in 1994, I was employed by Royal Oak Mines, as Ventilation Engineer for the underground mine operations, at Giant Mine in Yellowknife, Northwest Territories. Beginning in 1997, I was employed by Boliden-Westmin, as a Mine Engineer in Campbell River, British Columbia. Commencing in 2001, I was employed by Vale as a Project Manager, Mine Supervisor, Mine Engineer Supervisor in Sudbury, Ontario. Since joining SRK Consulting in 2011, I have been engaged in technical engineer studies, operations improvement, due diligence and economical modelling.

3)	I am a Professional Engineer registered with Professional Engineers Ontario (PEO#100015286);

4)	I have personally inspected the subject projects between June 10 and 12, 2014 and between June 16 and 18, 2014;

5)

I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a Qualified Person, am independent of the issuer and Lundin Mining Corporation as defined in Section 1.5 of National Instrument 43-101;

7)	I am the co-author of this report and responsible for parts of sections 14, and 15, and accept professional responsibility for those sections of this technical report;

8)	I have had no prior involvement with the subject projects. ;

9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10)

SRK was retained by Lundin Mining Corporation to prepare a technical report, including a Mineral Resource and Mineral Reserve statement, for the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado copper projects located in Chile in accordance with National Instrument 43-101 and Form 43-101F1 guidelines. This assignment was completed using CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and Canadian Securities Administrators’ National Instrument 43-101 guidelines. This assignment was completed using the environmental and social requirements applicable at the time in Chile and taking cognisance of good international industry practice as specified in the IFC Performance Standards. This technical report is readdressed to Franco-Nevada (Barbados) Corporation and Franco-Nevada Corporation to support their technical disclosure requirements;

11)

I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado copper projects or securities of Lundin Mining Corporation and Franco-Nevada Corporation; and

12)

That, as of the effective date of this technical report, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

[“signed and sealed”]
Sudbury, Ontario	Gary Poxleitner, PEng (PEO#100015286)
March 20, 2015	Principal Consultant (Mining Engineering)